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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 14D-1

                            TENDER OFFER STATEMENT
                         PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                 STATEMENT ON
                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       Interlink Computer Sciences, Inc.
                           (Name of Subject Company)

                      Sterling Software (Southwest), Inc.
                            Sterling Software, Inc.
                                   (Bidders)

                         Common Stock, $.001 par value
                        (Title of Class of Securities)

                                   458747 10 2
                     (CUSIP Number of Class of Securities)

                          Don J. McDermett, Jr., Esq.
                            Sterling Software, Inc.
                              300 Crescent Court
                                  Suite 1200
                              Dallas, Texas 75201
                           Telephone: (214) 981-1000
                           Facsimile: (214) 981-1265
      (Name, Address and Telephone Number of Person Authorized to Receive
               Notices and Communications on Behalf of Bidders)

                                   Copy to:
                           Richard J. Grossman, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               919 Third Avenue
                           New York, New York 10022
                           Telephone: (212) 735-3000
                           Facsimile: (212) 735-2000

                           CALCULATION OF FILING FEE

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   Transaction Valuation:* $71,783,208    Amount of Filing Fee:** $14,356.64
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 *  Estimated for purpose of calculating the filing fee only. The calculation assumes the purchase of 10,254,744 shares of common stock, $.001 par value (including the associated Preferred Share Purchase Rights, the "Shares") (which represents 8,308,107 Shares outstanding, 1,614,896 Shares reserved for issuance upon the exercise of options, 260,706 Shares reserved for issuance upon the exercise of warrants, and 71,035 Shares issuable under the Employee Stock Purchase Plan (the "ESPP") of Interlink Computer Sciences, Inc. (the "Company")), at a price per Share of $7.00 in cash. Such number of Shares represents all the Shares outstanding as of March 23, 1999, and assumes the exercise of all existing options and warrants to acquire Shares from the Company and the issuance by the Company of 71,035 Shares under the ESPP.
** The amount of the filing fee, calculated in accordance with rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by Sterling Software (Southwest), Inc. for such number of Shares.
[_] Check box if any part of the fee is offset has provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable                    Filing Party: Not
                                                          Applicable

Form or Registration No.: Not Applicable                  Date Filed: Not
                                                          Applicable

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

CUSIP No. 458747102

14D-1/13D

  (1) NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
           Sterling Software (Southwest), Inc.
           IRS ID No.: Applied for

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  (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
              (a) ( )
              (b) ( )

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  (3) SEC USE ONLY


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  (4) SOURCE OF FUNDS*
           AF

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  (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)          ( )

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  (6) CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

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                             (7)SOLE VOTING POWER
   NUMBER OF SHARES                           0
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON
         WITH

                         ------------------------------------------------------
                             (8)SHARED VOTING POWER
                                              2,025,118*

                         ------------------------------------------------------
                             (9) SOLE DISPOSITIVE POWER
                                              0

                         ------------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                              2,025,118*

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  (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,025,118*

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  (12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES ( )

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  (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              **19.75 %

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  (14) TYPE OF REPORTING PERSON
           CO



* On March 23, 1999, Sterling Software, Inc., a Delaware corporation ("Parent"), and Sterling Software (Southwest), Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent ("Purchaser"), entered into Stockholder Agreements (the "Stockholder Agreements") with certain significant stockholders and the executive officers and the directors (collectively, the "Stockholders") of Interlink Computer Sciences, Inc., a Delaware corporation (the "Company"), pursuant to which the Stockholders, among other things, granted to Parent an option to purchase an aggregate of 2,025,118 shares of common stock, $.001 par value per share (including the associated Preferred Share Purchase Rights, the "Shares"), of the Company owned or which may be acquired upon the exercise of options by them (representing 1,171,068 owned Shares and options to acquire 854,050 Shares). The Stockholder Agreements are described more fully in Section 11 of the Offer to Purchase, dated March 30, 1999.

** This calculation assumes the purchase of 10,254,744 Shares (which represents 8,308,107 Shares outstanding, 1,614,896 Shares reserved for issuance upon the exercise of options, 260,706 Shares reserved for issuance upon the exercise of warrants, and 71,035 Shares issuable under the Company's Employee Stock Purchase Plan (the "ESPP")), at a price per Share of $7.00 in cash. Such number of Shares represents all the Shares outstanding as of March 23, 1999, and assumes the exercise of all existing options and warrants to acquire Shares from the Company and the issuance by the Company of 71,035 Shares under the ESPP.

CUSIP No. 458747102

14D-1/13D

  (1) NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
           Sterling Software, Inc.
           IRS ID No.: 75-1873956

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  (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
              (a) ( )
              (b) ( )

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  (3) SEC USE ONLY


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  (4) SOURCE OF FUNDS*
           WC

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  (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)          ( )

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  (6) CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

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                             (7)SOLE VOTING POWER
   NUMBER OF SHARES                           0
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON
         WITH

                         ------------------------------------------------------
                             (8)SHARED VOTING POWER
                                              2,025,118*

                         ------------------------------------------------------
                             (9) SOLE DISPOSITIVE POWER
                                              0

                         ------------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                              2,025,118*

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  (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,025,118*

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  (12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES ( )

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  (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              **19.75 %

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  (14) TYPE OF REPORTING PERSON
           CO



* On March 23, 1999, Sterling Software, Inc., a Delaware corporation ("Parent"), and Sterling Software (Southwest), Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent ("Purchaser"), entered into Stockholder Agreements (the "Stockholder Agreements") with certain significant stockholders and the executive officers and the directors (collectively, the "Stockholders") of Interlink Computer Sciences, Inc., a Delaware corporation (the "Company"), pursuant to which the Stockholders, among other things, granted to Parent an option to purchase an aggregate of 2,025,118 shares of common stock, $.001 par value per share (including the associated Preferred Share Purchase Rights, the "Shares"), of the Company owned or which may be acquired upon the exercise of options by them (representing 1,171,068 owned Shares and options to acquire 854,050 Shares). The Stockholder Agreements are described more fully in Section 11 of the Offer to Purchase, dated March 30, 1999.

** This calculation assumes the purchase of 10,254,744 Shares (which represents 8,308,107 Shares outstanding, 1,614,896 Shares reserved for issuance upon the exercise of options, 260,706 Shares reserved for issuance upon the exercise of warrants, and 71,035 Shares issuable under the Company's Employee Stock Purchase Plan (the "ESPP")), at a price per Share of $7.00 in cash. Such number of Shares represents all the Shares outstanding as of March 23,1999, and assumes the exercise of all existing options and warrants to acquire Shares from the Company and the issuance of 71,035 Shares under the ESPP.

  This Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D (the "Schedule 14D-1/13D") relates to the offer by Sterling Software (Southwest), Inc., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Sterling Software, Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $.001 per share (the "Common Stock," and including the associated Preferred Share Purchase Rights, the "Shares"), of Interlink Computer Sciences, Inc., a Delaware corporation (the "Company"), at a purchase price of $7.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 30, 1999 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal (the "Letter of Transmittal") (which, as amended or supplemented from time to time, together constitute the "Offer"), a copy of which is attached hereto as Exhibit (a)(2).

Item 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is Interlink Computer Sciences, Inc. The information set forth in Section 8 ("Certain Information Concerning the Company") of the Offer to Purchase is incorporated herein by reference.

  (b) The exact title of the class of equity securities being sought in the Offer is Common Stock, par value $.001 per share, including the associated Preferred Share Purchase Rights, of the Company. The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

Item 2. IDENTITY AND BACKGROUND.

  (a)--(d) and (g) This Statement is filed by Purchaser and Parent. The information set forth in Section 9 ("Certain Information Concerning Parent, Sterling (U.S. of America) and Purchaser") of the Offer to Purchase and in
Schedule I thereto is incorporated herein by reference.

  (e) and (f) During the last five years, neither Purchaser nor Parent nor, to the best knowledge of Purchaser or Parent, none of the persons listed in
Schedule I to the Offer to Purchase, have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a) and (b) The information set forth in Section 9 ("Certain Information Concerning Parent, Sterling (U.S. and America) and Purchaser") and Section 11 ("Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements") of the Offer to Purchase is incorporated herein by reference.

Item 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a) The information set forth in the Introduction and Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

  (b) and (c) Not applicable.

Item 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a)--(e) The information set forth in the Introduction, Section 11 ("Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements") and Section 12 ("Plans for the Company; Other Matters") of the Offer to Purchase is incorporated herein by reference.

  (f)--(g) The information set forth in the Introduction and Section 7 ("Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

Item 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a) and (b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning Parent, Sterling (U.S. of America) and Purchaser") and Section 11 ("Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements") of the Offer to Purchase and in Schedule I thereto is incorporated herein by reference.

Item 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

  The information set forth in the Introduction, Section 9 ("Certain Information Concerning Parent, Sterling (U.S. of America) and Purchaser"),
Section 11 ("Background of the Offer; Purpose of the Offer and the Merger; The Merger Agreement and Certain Other Agreements") and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

Item 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

Item 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  Not applicable.

Item 10. ADDITIONAL INFORMATION.

  (a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between Purchaser or Parent, or to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase, and the Company, or any of its executive officers, directors, controlling persons or subsidiaries.

  (b)--(c) The information set forth in the Introduction, Section 14 ("Conditions to the Offer") and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations") and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

  (e) None.

  (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

Item 11. MATERIALS TO BE FILED AS EXHIBITS.

 (a)(1) Offer to Purchase dated March 30, 1999.
 (a)(2) Letter of Transmittal.
 (a)(3) Notice of Guaranteed Delivery.
 (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
        Nominees.
 (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
        Companies and Other Nominees.
 (a)(6) Guidelines for Certification of Taxpayer Identification Number on
        Substitute Form W-9.
 (a)(7) Joint Press Release of Parent and the Company dated March 24, 1999.
 (a)(8) Press Release of Parent dated March 30, 1999.
 (a)(9) Summary Advertisement dated March 30, 1999.
 (b)    None.
 (c)(1) Agreement and Plan of Merger, dated as of March 23, 1999, by and among Parent, Purchaser and the Company.
 (c)(2) Stockholder Agreement, dated as of March 23, 1999, by and among Parent,
        Purchaser and Adtel Limited Partnership, Adventact Limited Partnership,
        Advent International Investors II Limited Partnership, Adwest Limited
        Partnership, Global Private Equity II Limited Partnership and Golden
        Gate Development and Investment Limited Partnership.
 (c)(3) Stockholder Agreement, dated as of March 23, 1999, by and among Parent,
        Purchaser and Cisco Systems, Inc.
 (c)(4) Form of Stockholder Agreement, dated as of March 23, 1999, by and among Parent, Purchaser and directors and executive officers of the Company
        (together with a schedule indicating the number of Shares and options to purchase Shares owned by each director and executive officer who entered into a Stockholder Agreement).
 (c)(5) Exclusivity Agreement, dated March 16, 1999, by and between Parent and the Company.
 (d)    None.
 (e)    Not applicable.
 (f)    None.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated: March 30, 1999
                                          Sterling Software, Inc.

                                          By: /s/ Don J. McDermett, Jr.
                                             ----------------------------------
                                          Name: Don J. McDermett, Jr.
                                          Title: Senior Vice President and
                                          General Counsel

                                          Sterling Software (Southwest), Inc.

                                          By: /s/ Don J. McDermett, Jr.
                                             ----------------------------------
                                          Name: Don J. McDermett, Jr.
                                          Title: Vice President

                               INDEX TO EXHIBITS

Exhibit                                       Description
-------                                       -----------
(a)(1)   Offer to Purchase dated March 30, 1999.
(a)(2)   Letter of Transmittal.
(a)(3)   Notice of Guaranteed Delivery.
(a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)   Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
         Other Nominees.
(a)(6)   Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9.
(a)(7)   Joint Press Release of Parent and the Company dated March 24, 1999.
(a)(8)   Press Release of Parent dated March 30, 1999.
(a)(9)   Summary Advertisement dated March 30, 1999.
(b)      None
(c)(1)   Agreement and Plan of Merger, dated as of March 23, 1999, by and among Parent,
         Purchaser and the Company.
(c)(2)   Stockholder Agreement, dated as of March 23, 1999, by and among Parent, Purchaser and Adtel Limited Partnership, Adventact Limited Partnership, Advent International
         Investors II Limited Partnership, Adwest Limited Partnership, Global Private Equity
         II Limited Partnership and Golden Gate Development and Investment Limited
         Partnership.
(c)(3)   Stockholder Agreement, dated as of March 23, 1999, by and among Parent, Purchaser and Cisco Systems, Inc.
(c)(4)   Form of Stockholder Agreement, dated as of March 23, 1999, by and among Parent,
         Purchaser and directors and executive officers of the Company (together with a schedule indicating the number of Shares and options to purchase Shares owned by each director and executive officer who entered into a Stockholder Agreement).
(c)(5)   Exclusivity Agreement, dated March 16, 1999, by and between Parent and the Company.
(d)      None.
(e)      Not applicable.
(f)      None.